Silent killers

# Eating the Earth

## What Will Next Gen Get



**P**OLLUTION

**7** Million Deaths per Year caused by pollution due to burning of Fossil Fuels



**P**LANET

**5** Million Deaths per Year attributed to Global Warming



**P**OVERTY

22,000 Children Die Every Day due to Poverty

https://ourworldindata.org/data-review-air-pollution-deaths

https://www.monash.edu/news/articles/worlds-largest-study-of-global-climate-related-mortality-links-5-million-deaths-a-year-to-abnormal-temperature

https://wwwglobalissues.org/article/26/poverty-facts-and-stats

VOLEKTRA®
SIMPLY ELEKTRIK

# The World 'Moves' in a Dangerous way

6X more Pollution

**Emitted by 2/3 wheelers as compared to Cars**

5 TON $CO_2$

**Emitted by a Car in an Year**

6 TON $CO_2$

**Generated by Production of 1 new vehicle**

https://www.orissapost.com/3-wheelers-accelerate-pollution/

110https://www.epa.gov/greenvehicles/greenhouse-gas-emissions-typical-passenger-vehicle

https://hir.harvard.edu/not-so-green-technology-the-complicated-legacy-of-rare-earth-mining/

# There is an Urgent need to shift from

## Cars to Smaller Electric Vehicles



A **growing** number of workers will gravitate toward **smaller**, **more environmentally friendly** forms of transport as pandemic restrictions lift and offices reopen

*McKinsey Centerfor Future Mobility, 2021*

To limit warming to **2 degree or less,** more than

**400 Million 2 and 3 wheelers** need to be **electrically** powered by 2030

*Paris Declaration on Electro Mobility, COP21*

# Demand for Smaller Electric vehicles will be 2 times by 2030

## 2022

230M
Units

41M
Units

## 2030

400M
Units

57M
Units

**Paris Declaration on Electro-Mobility and Climate Change**

**& Call to Action**

***Lima – Paris Action Agenda***

Transport contributes almost one-quarter (23 percent) of the current global energy-related greenhouse gas (GHG) emissions and is growing faster than any other energy end-use sector. GHG emissions from transport are anticipated to rise from today's levels by nearly 20 percent by 2030 and close to 50 percent by year 2050 unless major action is undertaken.

Limiting the global temperature increase to below 2 degrees Celsius requires changing this transport emissions trajectory, which involves the development of an integrated electro-mobility ecosystem encompassing various transport modes, coupled with the low-carbon production of electricity and hydrogen, implemented in conjunction with broader sustainable transport principles.

According to the International Energy Agency, this transition will require, inter alia, pursuit of global rail transport electrification, already underway, as well as **at least 20 percent of all road transport vehicles globally to be electrically driven by 2030** – if warming is to be limited to 2 degrees or less. Of this, light vehicles would primarily contribute: more than 400 million two and three-wheelers in 2030, up from roughly 230 million today; and more than 100 million cars in 2030, up from 1 million today.

To achieve this goal IEA modelling says electric drive vehicles (battery-electric, plug-in hybrid, and fuel cell vehicles, including two and three wheelers, cars, light commercial vans, buses, trucks and others) need to represent 35 percent of global sales in 2030.

We, the undersigned, acknowledge the scale of the challenge and the scope of opportunity.

With varying mandates, capabilities, and circumstances, **we commit to advance our work individually as well as collectively wherever possible to increase electro-mobility to levels compatible with a less-than 2-degree pathway.**

We also call on governments at all levels, businesses, cooperative initiatives, and others to commit to this Declaration, take action, and advance global momentum for electro-mobility.

PARIS2015
UN CLIMATE CHANGE CONFERENCE
COP21·CMP11

# But That Leads to Another Catastrophic Problem

75%

Electric vehicles with
Magnet Based Motors

50%

Bikes with Magnet
Based Sensors

2000 Tons of Toxic
Waste &

60Tons of $CO_2$

Generated to Produce 1 Ton
of Magnet

VOLEKTRA
SIMPLY ELEKTRIK

Supported by BayStartUP EU·India INNOCENTER

# Democratising Sustainable Mobility







## Fewer Cars, More Freedom, Cleaner Planet

# World's First Magnet Free Motor that outperforms Magnet Based Motors

**S**ynchronous - **E**xternally **E**xcited **M**achine - **SEEM**

- **Patent Pending (US/India)**
- **Reduces Reliance on Rare Earth Minerals**
- **Helps Solve Supply Chain Issues**
- **Reduces Upfront Cost of Drivetrain**
- **Improves Efficiency and Reduces CO2 emission**
- **Highly Versatile and Modular**
- **Both Mid drive and In Wheel Configurations Possible**



# Dragon (Magnet Free) vs Other EV Motors

VOLEKTRA
SIMPLY ELEKTRIK

Most Power Dense Motor in Market

| Parameter | *Volektra Dragon* | Magnet Based - Mid Mount | Magnet Based - In Wheel | Syn RM | AC Induction Motor |
|---|---|---|---|---|---|
| **Magnet Free** | ✔ | ✖ | ✖ | ✔ | ✔ |
| **Relative COST as compared to Magnet Based In wheel Motor** | *75.00%* | 90.0% | 100.0% | 80.0% | 60.0% |
| **Power per Kg (kW/Kg)** | *2.01* | 1.9 | 1.7 | 1.4 | 1.8 |
| **Power Density (kW/L)** | *20.00* | 17.0 | 9.0 | 7.0 | 15.0 |
| **WLTP 2 Efficiency** | *89%* | less than 88% | 88.00% | 87.00% | 86.00% |
| **Sensorless Operation in full range** | ✔ | ✖ | ✖ | ✖ | ✖ |
| **Rotor Temperature Measurement** | ✔ | ✖ | ✖ | ✖ | ✖ |

# World's First Smart Wireless E Bike Kit with Magnet Less Sensor

## Smart and Connected

- Patent Pending
- Reduces Reliance on Rare Earth Minerals
- Promotes Circular Economy
- Converts any Bike into Electric in 15 min
- Converts CO2 saved into Carbon Credits
- Reduces upfront cost of going Electric
- B2C and B2B Sales model possible



Wireless Remote
Battery and Electronics
Wireless - Magnet less Sensor
Daily
Weekly
Monthly
Yearly
Week 43
Week 44
27 Nov - 03 Dec
Week 45
213.5 km
Total distance covered
Sun Mon Tue Wed Thu Fri Sat
56h 28m
Total Duration
24km/h
Average Speed
8.18 Kg
Total CO2 Saved
3.40
26
00:28
Duration
65%
Battery
125 W
Power
0.63
Elevation (m)
38°C
Mosfet temp
62%
Paddle Sensor
0%
Remote Control

# Volektra E bike Kit vs others

## 2 Times Better than others at Same price point

| | Volektra | EU & US Competition | Chinese Competition |
|---|---|---|---|
| Price | **EUR 650 for 50Km Range** | **EUR 800 (Pre Paid) for 30Km range** | **EUR 400-600 for 35 km range** |
| **Ease of installation** | ***Easiest (due to wireless connections)*** | Multiple Wire connections | Multiple Wire connections |
| **Connected Smart App** | ✔ | ✖ | ✖ |
| **Over Air Updates** | ✔ | ✖ | ✖ |
| **IOT platform** | ✔ | ✖ | ✖ |
| **Range** | ***up to 100Km*** | up to 30 km | up to 35km |
| Mounting Flexibility | Front/Rear or in any bag | Only on handle bar | Frame |
| USB charging for Phone/other devices | ✔ | ✖ | ◐ |
| Smooth Ordering and delivery experience | ✔ | ✖ | ✖ |
| **Control System** | ***Real Time Field Oriented Control*** | Sine Wave Control | Sine/Square wave control |
| **Weight** | ***2kg*** | 2kg | >3Kg |
| Antitheft | Dual lock for battery and kit | NO | NO |
| Assembly Location | Europe | China | China |

# Volektra Kit vs E bikes

| User Metric | *Volektra* | Competitor - Europe | Competitor - US |
|---|---|---|---|
| Price | **EUR 650 for 50Km Range** | **EUR 2500 (Pre Paid) for 60km range** | **EUR 2800 for 70km range** |
| **Choice of Bikes** | ***VAST*** | Limited | Limited |
| Switching cost of bike | LOW (kit can be used on multiple bikes) | High | High |
| **CO2 footprint** | Lower | Higher | Higher |
| **Circular Economy** | ✔ | ✖ | ✖ |
| **App** | ✔ | ✔ | ✔ |
| **Range** | ***up to 100Km*** | up to 60-150 km | up to 70km |
| Swapable battery | ✔ | ✖ | ✔ |

# Modular and Scalable with Multiple Revenue Streams


Motors
VOLEKTRA
SIMPLY ELECTRIC
LDO
Electronics and Communication
VOLEKTRA
Controllers
Add Axle and Battery
Add Battery and Mounts
E-Axle, Battery & Software
Battery, Mounts & Software
3Wheeler
Conversion
Kit
E-Bike
Conversion
Kit
Core Products for New Vehicles
+
Integrated Products
Conversion Platforms for Existing Vehicles

# Enterprise Level Back End with AI Powered OS hardening

- Automatic Firmware Builds
- Automatic App builds
- OS hardening via proprietary AI powered hardening tool
- Scalable and enterprise Grade Security



aws
AWS
VPC
10.0.0.0/16
Availability Zone A
Availability Zone B
IGW
Public Subnet 1
10.0.128.0/20
Public Subnet 2
10.0.144.0/20
Network ELB
VOLEKTRA
SHAR
VOLEKTRA
PECS
NAT gateway
EdgeNode
Auto Scaling
EdgeNode
NAT gateway
ELB
Private Subnet 1
10.0.0.0/19
Private Subnet 2
10.0.32.0/19
sonar qube
Auto Scaling Group
node
node
node
node
node
node
Grafana
jupyter
Airflow
KEYCLOAK
Amazon EKS

# Revenue Growth - 148X 2022-2026



in $ Millions
148.18x
E - Tuk Tuk Kit
Magnet Free System Implementation
E Bike kit
E Rickshaw Drivetrain
E -Tuk Tuk Drivetrain
E Scooter Drivetrain
163
91
45
Royalty and Tech Fee
2022
2023
2024
2025
2026
Total Revenue
E Tuk Tuk Kit
E Bike Kit
E -Rickshaw Drivetrain
E-Tuk Tuk Drivetrain
E - Scooter (Vespa Type) Drivetrain
Royalty and Tech
Equipment and Machines

Forward looking Projections are Estimates and not Guarantees

# An Ounce of Execution is Better than Tons of Theory

VOLEKTRA
SIMPLY ELEKTRIK

Revenue 2022

**$1M**

Orders for 2023 (Confirmed plus Projected)

**$5.0M** ↑ 500%

Patents Pending

**5**

Total Vehicles Converted

**15,000**

GHG REDUCTION/Year

**30,000 kg**

Forward looking projections are Estimates based on orders and not guaranteed till booked

# With Strong Competitive Advantages

Both Legal and Strategic

### Patent Protected

Our products are Patent Pending and have registered and pending trademarks

### Tech Enabled Products

E-Bike Kits is **worlds 1st wireless bike** with **proprietary hardware and software**

### Integrated Software and Hardware

Our Software is deployed on Our Hardware - **Everything just works**

### Vertically Integrated

We own the **key hardware items and produce them ourselves** - NO PATCHY Systems, Lower Dependency. **Strong Competitive MOAT**

### Top Tier Team

**Global team** with **strong Execution** record

### Exclusive Manufacturing Access

Manufacturing unit **worth $2M provides capacity MOAT**

# We are Present in all Key Regions - Ready to Scale


Supported by
BayStartUP
EU·India INNOCENTER
THU
Technische Hochschule Ulm
VOLEKTRA
SIMPLY ELEKTRIK
2023-24
MICHIGAN
MUNICH
Poland
COIMBATORE

Research&Development/Engineering

Manufacturing/Assembly

Europe and US - Development and Assembly/Manufacturing of Magnet free systems, E Bike Kit and Tuk Tuk Kit Assembly - Investment Needed

India - Manufacturing and Assy of Gen 1 Products, E rickshaw Drivetrain, Tuk Tuk Drivetrain and Tuk Tuk Kit

# 90+ years of combined experience in Automotive/Electronics and Software



**MANISH SETH**

**Founder & CEO**

*15 years Automotive Exp*

*Btech, MBA*



**MAREK HRIC**

**CFO**

*10+ Years of Finance and fintech Experience*



**SOM SHEKHAR**

**VP – Software Development**

*15+ years of Data Science and Platform Development, IoT*



**ALEKSEY SKURATOV**

**Chief Developer – Embedded System**

*10+ years of electronics and embedded system development*



**LUIS PONT**

**Head of Drive Design - Motors and Controllers**

*3+ years of core experience with ABB*



**GAURAV MEHRA**

**Head of Sales - India**

*10+ years of Sales Experience*



**WERONIKA RADTKE**

**EU Sales and Administration**

*3+ years of sales experience*



**PRASHANT KATKE**

**Head - Program Management**

*20+ years of Engineering and Program experience, Certified PM*

# Supplemented with 100+ Years of Automotive, Battery and Semiconductor Experience



**PROF. DR. WALTER COMMERELL**

Chief Engineering Advisor - Electric

Chairman of Supervisory board, Phocos AG, Ulm (Germany)

Professor at University Ulm, Drivetrain Systems and Energy Storage



**DR. THOMAS SCHMITZ**

Chief Engineering Advisor - Chassis

Professor at University Ulm, Automotive Engineering

Global Suspension Manager - Ford
PHd Mechatronics



**JURAJ HRIC**

Chief Software Advisor - Blockchain

Assistant Professor at University of New South Wales, Financial Technology

Managing Director at ZYANZA
20 years of experience in finance and technology



**Vikas Choudhary**

CHIEF ADVISOR - SEMICONDUCTOR DEVELOPMENT

**Vice President - PSemi, Murata CompanyBattery and Electronics Head - Analog Devices**

28 Years of Global Experience in Electronics Industry

# Recieving Substantial Media and Community Attention


VOLEKTRA
Bringing the Electric Revolution a Dramatic Step Closer


An official website of the European Union How do you know?

Delegation of the European Union to India and Bhutan

ABOUT US | RELATIONS WITH THE EU | PRACTICAL INFORMATION | PROJECTS | OPPORTUNITIES | NEW

EEAS > India > EU-India InnoCenter brings 20 Innovative Tech Startups who jointly raised over EUR 100M, to scale in India

Page language: ENGLISH | SHARE | PRINT

## EU-India InnoCenter brings 20 Innovative Tech Startups who jointly raised over EUR 100M, to scale in India

10.11.2022 | India | Press and information team of the Delegation to INDIA and BHUTAN

**Over the last 6 months, EU-India InnoCenter screened 100+ European startups out of which 10 Startups in the present cohort are coming to India to build a strategic network in the Indian Innovation Ecosystem**


Democratising Sustainable Mobility
Blue Carpet Night


GRÜNDERTALK

## Tue das, woran du wirklich glaubst

By Sabine Elsässer | 25. August 2022 | Share




THE HINDU businessline.

Companies / Markets / Portfolio / Economy / Opinion

Companies | News | Search Companie

Home » Companies

## Auto Ignition in pact with Germany's Volektra for advanced EV powertrain systems

July 19, 2022 - Updated 08:15 pm IST

**The agreement between the companies will provide complete electric mobility solutions in India**

BY G BALACHANDAR

# Our 2023 Journey with Your Money

Disclaimer - Revenue Projections are Estimates based on order book and not Guaranteed till booked



We Funder Campaign
Q1: Magnet Free Drivetrain
Complete testing in Lab conditions
Q1 - E-Bike - Deliver first 50 orders
Complete App and IOT integration
Q2 - Complete Grant process
Grant for Magnet Free drivetrain
Q2: Magnet Free Drivetrain
Complete A Sample
Q2: E-Bike
Start Small Volume production for Series customers
Q2 - E-Ape Kit
Complete Certification of Kit for E-Ape in Europe and India
Q3 - Gen 1 Products
Deliver business plan revenue from Gen 1 Products
Q4 - Series A Round
Raise Institutional funds for growth
Q4 - Revenue
Deliver targeted sales by end of Q4

VOLEKTRA™

SIMPLY ELEKTRIK

manish@volektra.com | marek.hric@volektra.com

volektra.com

**USA**
8639 Hall Road, Utica,
Michigan - 48317, USA

**EU**
Landsberger Str. 155,80687
München, Germany

**ASIA**
No. 55, S/F Panchkuian Road, Connaught
Place Delhi Central, Delhi DI 110001 India